SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on May 30, 2012.

1.              Date, time and venue:  On May 30, 2012, starting at 8:00 a.m., at the headquarters of Cervecería y Maltería Quilmes S.A.I.C.A. y G., a subsidiary of the Company, located in Buenos Aires, Argentina, at Av. 12 de Octubre y Gran Canaria.

2.              Attendance:  Mr.  Victorio Carlos De Marchi, co-chairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Vicente Falconi Campos e Paulo Alberto Lemann.

3.              Board:  Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.              Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Capital Increase – Stock Option Program. In view of the exercise, by certain Beneficiaries, of some stock options granted on April 30, 2007, as well as of other stock options granted in previous years, all of which are exercisable pursuant to the Company’s Stock Option Programs approved by this Board of Directors, to approve and ratify, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase in the total amount of R$20,390,452.16, upon issuance of 1,034,343 new preferred shares, at the average issuance price of R$19.713433706 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan.  Thus, the Company’s capital stock shall increase from R$11,722,667,412.08 to R$11,743,057,864.24, divided into 3,119,161,904 shares, of which 1,751,135,331 are common shares and 1,368,026,573 are preferred shares, without par value.  As of today, the newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares.

4.2. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Article 35 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of April 30, 2012.

4.3. Distribution of dividends and interest on own capital. Pursuant to the recommendation of the Operations, Finance and Remuneration Committee at the meeting held on May 25, 2012, to approve the distribution of (i) dividends, to be deducted from the additional dividends reserve and attributed to the minimum mandatory dividends for 2011, of R$0.214 per common share and R$0.2354 per preferred share, without withholding income tax, pursuant to applicable law; (ii) dividends, to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on April 30, 2012 and attributed to the minimum mandatory dividends for 2012, of R$0.05 per common share and R$0.055 per preferred share, without withholding income tax, pursuant to applicable law; and (iii) interest on own capital (“IOC”), to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on April 30, 2012 and attributed to the minimum mandatory dividends for 2012, of R$0.12 per common share and R$0.132 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.102 per common share and R$0.1122 per preferred share.

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4.3.1. The aforementioned payments shall be made as of July 27, 2012, whereas the dividends distribution referred to in item (i) above was approved by the Annual General Meeting held on April 27, 2012 which resolved upon the financial statements related to the fiscal year of 2011 and the dividends distribution referred to in item (ii) above and the IOC distribution referred to in item (iii) shall be made subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2012.  The record date shall be June 21, 2012 for BM&FBovespa shareholders and June 26, 2012 for ADR holders, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends  as of June 22, 2012.

4.3.2. The shares issued in connection with the capital increase approved at the Extraordinary Shareholders’ Meeting held on April 27, 2012, still pending ratification by this Board, shall not be entitled to the dividends and IOC approved herein.

5.              Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, May 30, 2012.

/s/ Victório Carlos De Marchi	/s/ Marcel Herrmann Telles

/s/ Roberto Moses Thompson Motta	/s/ José Heitor Attilio Gracioso

/s/ Álvaro Antônio Cardoso de Souza	/s/ Vicente Falconi Campos

/s/ Paulo Alberto Lemann	/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer